Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Fourth-Quarter and Full-Year 2007 Results

•                  Milestone year marked by strong growth, operating performance and strategic repositioning of portfolio through sale of Thomson Learning and proposed acquisition of Reuters

•                  Double-digit increases in full-year and fourth-quarter revenue and EPS reflects strong momentum entering new year

•                  Board approves 10% dividend increase, third consecutive year of double-digit dividend growth

(All amounts are in U.S. dollars)

STAMFORD, Conn., February 7, 2008 – The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today reported that 2007 revenues increased 11%, to $7.3 billion, and 2007 operating profit increased 4%, to $1.3 billion. Underlying operating profit grew 14% excluding special items (see note below in Consolidated Financial Highlights). Fourth-quarter revenues increased 10%, to $2.0 billion, and, while operating profit declined 3%, underlying operating profit increased 8%. In the fourth quarter, diluted earnings per share increased to $0.67, from $0.61 in the prior year period.

“The fourth quarter was a strong finish to a milestone year in which we delivered strong growth and operating performance while repositioning our portfolio through the sale of Thomson Learning and the proposed acquisition of Reuters,” said Richard J. Harrington, Thomson President and Chief Executive Officer. “We were particularly pleased with our 2007 organic revenue growth rates of 7% at Legal and 10% at Tax and Accounting. Thomson Financial recorded fourth-quarter organic revenue growth of 6% and achieved very strong sales, while continuing to advance the integration planning associated with the proposed Reuters acquisition.”

“Our results reflect our success in developing critical information solutions and decision-support tools that enhance our business and professional customers’ productivity,” said Mr. Harrington. “Among our initiatives to expand our global footprint in 2007 were the launch of a Japanese version of Thomson ONE and the establishment of online legal businesses in Japan and China.”

“Thomson solutions such as Westlaw, FindLaw, Thomson ONE, Checkpoint, Web of Science and Medstat remain at the core of our customers’ day-to-day operations,” Mr. Harrington said. “We also continued to drive operational efficiency and effectiveness across the company, which contributed to double-digit underlying operating profit growth for the year.”

“I remain convinced that our acquisition of Reuters will be approved given the complementary nature of our businesses, and I continue to expect the transaction to close early in the second quarter,” said Mr. Harrington. “Integration planning efforts are proceeding on course. At the same time, our plans to streamline our operations and improve efficiencies at Thomson, which we began in 2006 and which will be completed ahead of schedule, have put us in a strong position for the successful integration of Reuters.”

“After the acquisition closes, Thomson Reuters will be the leading global provider of information and related applications to knowledge workers who need intelligent information to fulfill their professional obligations and do their jobs successfully,” said Mr. Harrington.

“As we enter a time of economic uncertainty, I believe Thomson has never been stronger, strategically, financially and operationally,” Mr. Harrington said.

Proposed Acquisition of Reuters Group PLC

Thomson is confident that its proposed acquisition of Reuters Group PLC will be approved by the European Commission, U.S. Department of Justice and Canadian Competition Bureau in the next few weeks, and the transaction is expected to be completed early in the second quarter of 2008. When the acquisition closes, Thomson Reuters will be the global leader in electronic information services, trading systems and news. For the last several months, Thomson and Reuters have been working closely on permitted integration planning initiatives to ensure that the right organization is in place when the transaction closes.

Thomson plans to provide a 2008 outlook when it reports first quarter earnings on May 1, 2008.

Consolidated Financial Highlights

Note:  Underlying operating profit for 2007 excludes the following special items.

For the year 2007:  Investment in THOMSONplus efficiency initiatives in both periods ($153 million for 2007 and $60 million for 2006), Reuters acquisition costs of $76 million and the benefit of a $34 million gain on the settlement of a pension plan.

For the fourth quarter 2007: Investment in THOMSONplus efficiency initiatives in both periods ($68 million for Q4 2007 and $29 million for Q4 2006), Reuters acquisition costs of $45 million and the benefit of a $34 million gain on the settlement of a pension plan.

Fourth Quarter 2007

•                  Revenues increased 10%, to $2.0 billion, led by strong growth in the Legal, Financial, Tax & Accounting and Scientific business segments. Organic revenue growth was 6%.

•                  Operating profit decreased 3%, to $410 million in the fourth quarter. Operating profit margin was 20.2%, compared with 22.8% in the prior-year period. Underlying operating profit increased 8% and the underlying operating margin was 24.1%, compared with 24.4% in the fourth quarter of 2006. This decline was primarily due to the initial dilutive impact from acquisitions and the timing of expenses.

•                  Earnings attributable to common shares were $432 million, or $0.67 diluted earnings per share, compared to $390 million, or $0.61 diluted earnings per share, in the fourth quarter of 2006. Adjusted earnings for the period were $384 million, or $0.60 per share, compared with $320 million, or $0.50 per share, in the prior-year period, after adjusting for discontinued operations, costs related to the proposed Reuters transaction, other expenses, the gain on the settlement of a pension plan, tax expenses associated with these items, and the normalization of the tax rate.

For the Full Year 2007

•                  Revenues increased 11%, to $7.3 billion, driven by strong growth across all business segments. Organic revenue growth was 6%.

•                  Operating profit increased 4%, to $1.3 billion. Operating profit margin was 17.8% compared with 18.9% in 2006. Underlying operating profit increased 14%, to $1.5 billion, and underlying operating profit margin increased 60 basis points, to 20.4%.

•                  Earnings attributable to common shares were $4.0 billion, or $6.20 diluted earnings per share, compared to $1.1 billion, or $1.73 diluted earnings per share, in 2006. Earnings in 2007 included $2.9 billion related to discontinued operations, net of tax, primarily related to the gain from the sale of Thomson Learning’s higher education assets, completed in the third quarter. Adjusted earnings were $1.1 billion, or $1.69 per share, compared with $857 million, or $1.33 per share, in 2006, after adjusting for the items noted above.

•                  Net cash provided by operations was $1.8 billion, compared with $2.1 billion in 2006. Free cash flow was $1.1 billion, compared with $1.4 billion in 2006, reflecting discontinued operations, interest income earned on the proceeds from the sale of Thomson Learning, and the special items. Excluding these, free cash flow increased 12%.

Fourth Quarter and Full Year Operational Highlights

•                  In 2007, approximately 82% of revenue was derived from electronic, software and services which grew 13%, and more than 80% of revenue was recurring in nature.

•                  In October 2007, Thomson Financial announced a strategic partnership with nine of the world’s leading global dealers to further expand electronic trading using the TradeWeb platform. This partnership will help to drive the expansion of electronic trading, utilizing TradeWeb’s leading multi-dealer-to-client marketplace for fixed income and derivatives to create a global multi-asset class execution venue for clients. In January 2008, the dealers invested approximately $180 million to purchase a 15% stake in TradeWeb’s established markets. In addition, Thomson and the dealers agreed to fund additional investment in order to expand the TradeWeb platform to new asset classes, including equities and derivatives, such as interest rate and credit default swaps.

•                  Thomson’s accelerated efforts to increase operational efficiency through a series of initiatives (THOMSONplus) continued in the fourth quarter. As a result, at the end of the fourth quarter, Thomson achieved annualized run-rate savings of $120 million, investing $153 million in 2007. The aggregate amount expected to be spent on THOMSONplus remains unchanged at $250 million. However Thomson expects to achieve annualized run-rate savings of $160 million by the middle of 2008, six months ahead of schedule, and in excess of its original target of $150 million.

Fourth Quarter and Full-Year Business Segment Highlights

Legal

•                  Revenues increased 10% in both the fourth quarter and full year, to $875 million and $3.3 billion, respectively. Organic revenue growth was 7% for both the fourth quarter and full year 2007, with acquisitions contributing 1% and foreign exchange adding 2% in each period.

•                  In the fourth quarter, organic revenue growth was driven by Westlaw, which increased 8%, with solid growth across all customer segments, including strong demand for Westlaw Litigator and FindLaw. Revenues from the segment’s international online legal business grew at a double-digit rate for the third consecutive quarter.

•                  Fourth-quarter segment operating profit grew 7%, to $272 million. Operating profit growth reflected investments in developing online legal businesses in Japan and China, and some expense timing. As a result, operating margin for the quarter decreased 100 basis points, to 31.1%.

•                  For the full year, operating profit grew 11%, with the related margin increasing 20 basis points, to 31.5%.

Financial

•                  Fourth-quarter revenues grew 9%, to $575 million, with organic growth of 6%, acquisitions contributing 1%, and foreign exchange adding 2%. Organic revenue growth was driven by strength across multiple customer segments, including Investment Management, Omgeo and Corporate Services. Investment Management growth was driven by continued demand for Thomson ONE and StreetEvents. International growth was also strong as Europe and Asia each recorded double-digit organic revenue increases.

•                  For the full year, revenues grew 8%, to $2.2 billion. Organic growth was 5%, acquisitions added 1%, and foreign exchange contributed 2%.

•                  Fourth-quarter segment operating profit grew 22%, to $135 million, and the related margin increased 250 basis points, to 23.5%, driven by strong revenue growth, operating efficiency initiatives and integration-related savings.

•                  For the full year 2007, operating profit increased 19%, to $454 million, with operating margins increasing 200 basis points, to 20.8%.

Tax & Accounting

•                  Fourth-quarter revenues increased 18%, to $248 million. Organic revenues grew 8% in the quarter, and growth from acquisitions was 10%. Tax and Accounting’s revenue growth in the quarter benefited from the successful integration of its CrossBorder Solutions and Deloitte Property Tax Services acquisitions. Organic revenue growth in the quarter was due to strong performances from Checkpoint and core software products targeted to accountants and corporations, including UltraTax and InSource, reflecting strong new sales and high retention rates.

•                  For the full-year 2007, revenues rose 18%, to $705 million, with organic revenues up 10% and acquisitions adding 8%.

•                  Fourth-quarter segment operating profit declined, as expected, by 6%, to $89 million, primarily due to the dilutive effect of several acquisitions largely caused by the initial accounting for revenue. In total, acquisitions affected fourth-quarter margins by roughly 600 basis points, leading to a decline in the operating margin in the quarter to 35.9%, compared with 45% in the prior-year period. As the business integrates these acquisitions in 2008 and the requisite accounting treatment is normalized, the operating margin is expected to return to historical averages by the end of 2008.

•                  For the full year, operating profit increased 10% to $184 million, while operating profit margin decreased 200 basis points, to 26.1%, due to the dilutive effect of acquisitions mentioned above.

Scientific

•                  For the fourth quarter, revenues grew 11%, to $180 million, with organic growth of 5%, acquisitions adding 4%, and foreign exchange adding 2%. Organic revenue was driven by strong growth from information solutions, led by ISI Web of Knowledge and Web of Science, and solutions targeted to corporate customers. Software solutions also contributed solid organic growth in the quarter. Revenue growth was partly offset by declines in legacy online products.

•                  For the full year, revenues grew 8% to $651 million. Organic growth was 4%, acquisitions contributed 2%, and foreign exchange 2%.

•                  Segment operating profit in the quarter increased 20%, to $55 million, while operating margin increased 220 basis points, to 30.6%, compared with the prior year. Fourth-quarter operating income growth was mainly due to the flow-through of increased revenue and efficiency savings.

•                  For 2007, operating profit grew 16% to $175 million, compared to 2006, with the related margin increasing 180 basis points, to 26.9%.

Healthcare

•                  Fourth-quarter revenues were $158 million, unchanged from the prior-year period. The Payer segment (25% of total revenue) was up 8%, reflecting strong renewals and new business, and, the Provider segment (40% of total revenue) was up 13% led by Solucient. However, a decline in PDR (Physicians’ Desk Reference) revenue offset revenue growth in the Payer and Provider segments, as well as 3% growth attributable to acquisitions.

•                  For the full year, revenue increased 21%, to $452 million, entirely from acquisitions.

•                  For the quarter, segment operating profit decreased 7%, to $57 million, and the operating profit margin decreased 250 basis points, to 36.1%.

•                  For 2007, operating profit increased 5% to $85 million and the related margin decreased 290 basis points, to 18.8%.

Corporate and Other

Corporate and Other expenses in the fourth quarter were $131 million, a $47 million increase, from $84 million in the prior-year period. The rise was primarily due to a $39 million increase in investments in THOMSONplus-related initiatives and $45 million of costs related to the proposed Reuters transaction. These costs were offset, in part, by a $34 million gain on the settlement of a pension plan.

For the full year 2007, Corporate and Other expenses were $389 million, a $154 million increase from $235 million in 2006. The rise was primarily due to a $93 million increase in investments in THOMSONplus-related initiatives and $76 million of costs related to the proposed Reuters transaction, offset in part by the $34 million gain on the settlement of a pension plan.

Discontinued Operations

The gain on the sale of the Thomson Learning businesses accounted for the majority of results in Discontinued Operations for the full year.

Share Buyback Program

Thomson repurchased shares under its buyback program (normal course issuer bid) during November and December. Thomson temporarily suspended repurchases prior to its announcement of the proposed Reuters acquisition in May 2007. In the fourth quarter of 2007, Thomson repurchased approximately 2.4 million common shares, for a total cost of approximately $91 million. During all of 2007, Thomson repurchased approximately 4.17 million common shares for a total cost of approximately $167 million. As of February 1, 2008, Thomson had approximately 638.9 million issued and outstanding common shares. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors.  Thomson may elect to suspend or discontinue the program at any time. Shares repurchased are cancelled.

Dividend

The Board of Directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend rate of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008. This marks the third consecutive year of double-digit dividend growth.

Over the course of 2008, Thomson’s controlling shareholder, The Woodbridge Company Limited, plans to reinvest the equivalent of 50% of the dividends that it receives in the first three quarters of the year. Woodbridge’s dividend reinvestment in additional Thomson common shares will be in accordance with the terms of Thomson’s dividend reinvestment plan. Woodbridge’s reinvestment decision reinforces Thomson’s commitment to a strong capital structure and balance sheet.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of fourth-quarter and full-year results beginning at 8:30 am ET today. To participate in the webcast, please visit www.thomson.com and click the “Investor Relations” link located at the top of the page.

The Corporation’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations.

This news release includes certain non-GAAP financial measures. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. These non-GAAP financial measures are defined and reconciled to the most directly comparable GAAP measures in the following tables.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the discussion of the proposed acquisition of Reuters, includes forward-looking statements. These statements are based on certain assumptions and reflect the Corporation’s current expectations. Forward-looking statements also include statements about the Corporation’s beliefs and expectations related to its anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the achievement of savings from the program, its beliefs that the Reuters acquisition will be approved and close early in the second quarter, and that its partnership with the global dealers will expand electronic trading using TradeWeb. While Thomson believes that the proposed transaction with Reuters will be approved by antitrust/competition authorities, there can be no assurance that required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy. In addition, Thomson does not control Woodbridge and Woodbridge is not obligated to reinvest its dividends in Thomson shares. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

ADDITIONAL INFORMATION

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800-732-0330.

Consolidated Statement of Earnings

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
Revenues	2,033	1,850	7,296	6,591
Cost of sales, selling, marketing, general and administrative expenses	(1,436)	(1,250)	(5,275)	(4,665)
Depreciation	(120)	(116)	(468)	(438)
Amortization	(67)	(62)	(256)	(240)
Operating profit	410	422	1,297	1,248
Net other (expense) income	(40)	(35)	(34)	1
Net interest income (expense) and other financing costs	52	(53)	(12)	(221)
Income taxes	(111)	(29)	(155)	(116)
Earnings from continuing operations	311	305	1,096	912
Earnings from discontinued operations, net of tax	123	86	2,908	208
Net earnings	434	391	4,004	1,120
Dividends declared on preference shares	(2)	(1)	(6)	(5)
Earnings attributable to common shares	432	390	3,998	1,115

Basic earnings per common share	$0.67	$0.61	$6.24	$1.73
Diluted earnings per common share	$0.67	$0.61	$6.20	$1.73

Basic weighted average common shares	641,393,907	641,551,065	641,157,718	644,131,524
Diluted weighted average common shares	644,516,692	643,936,859	644,430,796	646,026,345

Reconciliation of Earnings Attributable to Common Shares to

Adjusted Earnings from Continuing Operations(1)

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
Earnings attributable to common shares	432	390	3,998	1,115
Adjustments:
One-time items:
Net other expense (income)	40	35	34	(1)
Reuters transaction costs	45	—	76	—
Settlement of pension plan	(34)	—	(34)	—
Tax on above items	(9)	(15)	(17)	(16)
Tax charges (benefits)	1	(12)	(60)	(33)
Interim period effective tax rate normalization(2)	32	8	—	—
Discontinued operations, net of tax	(123)	(86)	(2,908)	(208)
Adjusted earnings from continuing operations	384	320	1,089	857
Adjusted diluted earnings per common share from continuing operations	$0.60	$0.50	$1.69	$1.33

Notes

(1)               Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(2)               Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group’s jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Reconciliation of Operating Profit to Underlying Operating Profit(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
Operating profit	410	422	1,297	1,248
Adjustments:
THOMSONplus costs	68	29	153	60
Reuters transaction costs	45	—	76	—
Settlement of pension plan	(34)	—	(34)	—
Underlying operating profit	489	451	1,492	1,308
Underlying operating profit margin	24.1%	24.4%	20.4%	19.8%

Notes

(1)               Underlying operating profit is operating profit adjusted for items affecting comparability and costs associated with Thomson’s corporate efficiency initiatives. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues. Thomson uses these measures to assist in comparisons from one period to another. Thomson’s definition of underlying operating profit may not be directly comparable to that of another company.

Consolidated Balance Sheet

(millions of U.S. dollars)

(unaudited)

	December 31, 2007	December 31, 2006

Assets
Cash and cash equivalents	7,497	334
Accounts receivable, net of allowances	1,565	1,364
Prepaid expenses and other current assets	508	368
Deferred income taxes	104	153
Current assets of discontinued operations	4	1,046
Current assets	9,678	3,265

Computer hardware and other property, net	731	624
Computer software, net	721	647
Identifiable intangible assets, net	3,438	3,451
Goodwill	6,935	6,538
Other non-current assets	1,322	1,092
Non-current assets of discontinued operations	6	4,525
Total assets	22,831	20,142

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	183	333
Accounts payable and accruals	1,532	1,305
Deferred revenue	1,108	954
Current portion of long-term debt	412	264
Current liabilities of discontinued operations	4	883
Current liabilities	3,239	3,739

Long-term debt	4,264	3,681
Other non-current liabilities	783	785
Deferred income taxes	974	1,007
Non-current liabilities of discontinued operations	—	449
Total liabilities	9,260	9,661

Shareholders’ equity
Capital	2,932	2,799
Retained earnings	10,355	7,169
Accumulated other comprehensive income	284	513
Total shareholders’ equity	13,571	10,481
Total liabilities and shareholders’ equity	22,831	20,142

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
Cash provided by (used in):
Operating activities
Net earnings	434	391	4,004	1,120
Remove earnings from discontinued operations	(123)	(86)	(2,908)	(208)
Add back (deduct) items not involving cash:
Depreciation	120	116	468	438
Amortization	67	62	256	240
Net gains on disposals of businesses and investments	—	(3)	(8)	(47)
Deferred income taxes	(54)	(118)	(124)	(121)
Other, net	58	39	258	204
Pension contributions	—	(14)	(3)	(23)
Changes in working capital and other items	71	101	(133)	(50)
Cash provided by operating activities – discontinued operations	86	308	6	572
Net cash provided by operating activities	659	796	1,816	2,125

Investing activities
Acquisitions	(173)	(336)	(488)	(744)
Proceeds from disposals	7	28	18	88
Capital expenditures, less proceeds from disposals	(225)	(182)	(608)	(452)
Other investing activities	(4)	—	(37)	(26)
Capital expenditures of discontinued operations	—	(55)	(97)	(185)
Other investing activities of discontinued operations	—	(4)	(2)	(17)
Proceeds from disposals of discontinued operations, net of income taxes paid	(899)	(24)	7,151	81
Acquisitions by discontinued operations	—	—	(54)	(35)
Net cash (used in) provided by investing activities	(1,294)	(573)	5,883	(1,290)

Financing activities
Proceeds from debt	794	—	794	—
Repayments of debt	—	(15)	(249)	(88)
Net borrowings (repayments) under short-term loan facilities	190	(191)	(180)	108
Premium on foreign currency hedge	—	—	(76)	—
Repurchase of common shares	(93)	(54)	(168)	(412)
Dividends paid on preference shares	(2)	(1)	(6)	(5)
Dividends paid on common shares	(153)	(138)	(612)	(553)
Other financing activities, net	14	17	33	38
Net cash provided by (used in) financing activities	750	(382)	(464)	(912)

Translation adjustments	(73)	2	(72)	4
Increase (decrease) in cash and cash equivalents	42	(157)	7,163	(73)
Cash and cash equivalents at beginning of period	7,455	491	334	407
Cash and cash equivalents at end of period	7,497	334	7,497	334

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)

And Analysis of Free Cash Flow

(millions of U.S. dollars)

 (unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006
Net cash provided by operating activities	659	796	1,816	2,125
Capital expenditures	(225)	(182)	(608)	(452)
Other investing activities	(4)	—	(37)	(26)
Capital expenditures of discontinued operations	—	(55)	(97)	(185)
Other investing activities of discontinued operations	—	(4)	(2)	(17)
Dividends paid on preference shares	(2)	(1)	(6)	(5)
Free cash flow	428	554	1,066	1,440
Items affecting comparability:
Cash used in (provided by) operating and investing activities of discontinued operations	(86)	(249)	93	(370)
Interest on proceeds from sale of Thomson Learning, net of taxes	(86)	—	(155)	—
Spending on THOMSONplus initiatives	44	30	162	69
Spending on Reuters related costs	47	—	73	—
Settlement of lawsuit	—	—	36	—
	347	335	1,275	1,139

Notes

(1)   Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2007	2006	Change	2007	2006	Change
Revenues:
Legal	875	795	10%	3,318	3,008	10%
Financial	575	528	9%	2,186	2,025	8%
Tax & Accounting	248	211	18%	705	598	18%
Scientific	180	162	11%	651	602	8%
Healthcare	158	158	0%	452	374	21%
Intercompany eliminations	(3)	(4)		(16)	(16)
Total revenues	2,033	1,850	10%	7,296	6,591	11%

Operating Profit:
Segment operating profit
Legal	272	255	7%	1,044	943	11%
Financial	135	111	22%	454	380	19%
Tax & Accounting	89	95	-6%	184	168	10%
Scientific	55	46	20%	175	151	16%
Healthcare	57	61	-7%	85	81	5%
Corporate and other (1)	(131)	(84)		(389)	(235)
Total segment operating profit	477	484	-1%	1,553	1,488	4%
Amortization	(67)	(62)		(256)	(240)
Operating profit	410	422	-3%	1,297	1,248	4%

Notes

(1)   Corporate and Other includes THOMSONplus costs, corporate costs, Reuters transaction costs and certain costs associated with the company’s stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2006	2007	2006

Legal	(52)	(50)	(205)	(187)
Financial	(42)	(45)	(172)	(180)
Tax & Accounting	(6)	(5)	(21)	(22)
Scientific	(9)	(7)	(32)	(23)
Healthcare	(7)	(5)	(24)	(16)
Corporate and Other	(4)	(4)	(14)	(10)
	(120)	(116)	(468)	(438)